October 10, 2012

VIA ELECTRONIC MAIL

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 13, 2012

Amendment No. 2 to Registration Statement on Form S-11

Filed July 3, 2012 File Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc. (the “Company”), a Maryland corporation, and Empire State Realty OP, L.P. (the “Operating Partnership”), a subsidiary of the Company, we are submitting this letter to address the oral comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on September 27, 2012 and October 9, 2012, related to identifying costs included in our deferred offering costs that are related to structuring the formation transactions and expensing those costs. Based on the oral comments received, we respectfully provide the Staff with the following additional information and advise the Staff of certain adjustments related to previously deferred offering expenses:

Appraisals

This category represents amounts incurred for the valuation review performed by our independent valuer. Approximately $0.6 million of appraisal expenses were deferred as offering costs by our Predecessor. Based on our understanding of the Staff’s view related to the treatment of these costs, we determined that the appraisal work was undertaken primarily in connection with the structuring of the formation transactions and therefore, in accordance with the Staff’s view, all costs associated therewith should be expensed.

Legal

The legal costs we incurred for the consolidation and initial public offering (the “IPO”) were primarily related to services performed by our and Malkin Holdings LLC’s legal counsels, Clifford Chance US LLP and Proskauer Rose LLP. At our request, these firms provided to us a detailed analysis and description of the services provided to the Predecessor. Based on this analysis, we identified different service categories related to services performed by the legal professional firms on this transaction. We grouped those tasks into two main categories: 1) structuring the formation transactions, and 2) offering and solicitation.

When making this allocation, we considered the nature of the services as follows:

Structuring Related Services

For purposes of this analysis, we considered structuring to include, but not limited to the following services:

1)	Determine the form of the transaction, including review of existing organizational documents of each existing entities

2)	Review and determine structure of contribution of assets to the REIT and operating partnership

3)	Prepare contribution and merger agreements

4)	Review of structure and terms of the agreements relating to the option properties

5)	Service related to lender consents and preparation of related documentation

6)	Preparation of the REIT’s organizational agreements, including Charter, By Laws and Committee Charters

7)	Review and determination of process for gaining approval of the transaction required by each entity, including how assets should be valued

8)	Review of existing significant contracts

9)	Obtain private letter rulings in connection with Observatory

10)	Review and address potential alternative structures for the transaction

11)	Review and discussion of tax structure

Offering and Solicitation Related Services

For purposes of this analysis, we considered offering and solicitation related services to include, but not limited to the following services:

1)	Drafting offering documents for solicitation of private entities

2)	Drafting of S-4 and S- 11 SEC filing documents, including determination of required information to be included

3)	Review process for solicitation and addressing terms of solicitation

4)	Review of SEC pre-filing submissions

5)	Analysis and consideration of applicable securities law issues

6)	Review of investor letters and other materials

7)	Analysis of tax implications to various investors. Information is disclosed in the various solicitation documents

8)	Review of underwriting agreements

We and, at our request, our law firms, conducted a detailed review of the invoices and time records from the legal professional firms. From the detailed review, we made a good faith effort to allocate time and costs to each category as described above, and, to the extent that a time entry could be included in more than one category, we made a reasonable allocation of time between categories.

In connection with our review, we determined that legal fees of $1.3 million that were deferred as offering costs were related to structuring the formation transactions and should be expensed. We also note that our internal legal department worked on the structuring of the transaction and all those internal expenses were previously expensed as part of marketing, general, and administrative expenses.

Ernst & Young LLP tax professional fees

Tax advisory professional services consisting of the following: 1) evaluation of the existing ownership structures of the entities included in the consolidation and IPO, 2) calculation of the existing investors’ tax basis as well as the tax basis of the Company’s assets post consolidation and IPO, and 3) calculation of the estimated taxable income of the REIT for dividend determination requirements. After reviewing the tax advisory professional fees billed to the Company and deferred as offering costs by the Predecessor, it was determined that $0.1 million of expenses that were deferred related to the formation transactions and should be expensed. All other tax advisory costs related to tasks performed in determining the amount of, and related disclosures for, items that were required to be included in our offering documents.

Analysis of Amounts Previously Deferred That Should Be Expensed

In summary, our analysis resulted in the conclusion that approximately $4.0 million of previously deferred offering costs through March 31, 2012 should be expensed.

As discussed in detail above and in our September 24, 2012 letter, the summary of the deferred costs by major category is as follows:

Type of cost	Amount deferred	Adjustment per our September 24, 2012 letter	Additional adjustment per this letter	Revised amount deferred
Accounting and tax advisory
Ernst & Young LLP	$6,862,800	$—	$(115,500)	$6,747,300
Financial reporting advisors:
Margolin Winer Evens LLP	1,486,014	(25,000)	—	1,461,014
Anchin Block & Anchin LLP	737,376	(25,000)	—	712,376
Marks Paneth & Shron LLP	590,600	—	—	590,600
Berdon LLP	425,626	—	—	425,626
Other	477,586	(477,586)	—	—

Total Accounting	10,580,002	(527,586)	(115,500)	9,936,916
Legal:
Clifford Chance US LLP	3,178,975	—	(632,687)	2,546,288
Proskauer Rose LLP	3,417,001	—	(697,226)	2,719,775
Other	876,185	(876,185)	—	—

Total Legal	7,472,161	(876,185)	(1,329,913)	5,266,063
Appraisals	613,826	—	(613,826)	—
Solicitation	311,645	—	—	311,645
Printing and Mailing	117,577	—	—	117,577
Other IPO related Activities (preformation costs)	487,220	(487,220)	—	—

Totals	$19,582,431	$(1,890,991)	$(2,059,239)	$15,632,201

The annual and cumulative adjustment for the formation costs previously deferred is as follows:

Period of Adjustment	Periodic Amount	Cumulative Amount
2010	$807,122	$807,122
2011	2,844,621	3,651,743
2012 - 3 Months	298,487	3,950,230

We respectfully advise the Staff that when evaluating each year’s impact on the appropriate period, the period effect of the adjustment represents approximately 1.8% of our Predecessor’s 2010 net income, 4.7% of our Predecessor’s 2011 net income, and 2.7% of our Predecessor’s net income for the three months ended March 31, 2012. Additionally, an important metric used by our investors and in the real estate industry is Funds from Operations (“FFO”). As measured against FFO, the adjustment represents approximately 1.0% of our Predecessor’s 2010 FFO, 3.0% of our Predecessor’s 2011 FFO, and 1.4% of our Predecessor’s FFO for the three months ended March 31, 2012. Additionally, if corrected in the current year, the cumulative out-of-period adjustment of approximately $3.7 million as of December 31, 2011 would represent 6.6% of the Predecessor’s 2012 estimated net income for the year ending December 31, 2012, and 3.8% of the Predecessor’s estimated FFO for the year ending December 31, 2012. When applied to the Predecessor’s total assets at December 31, 2011, and March 31, 2012, the adjustment represents 0.4% of the Predecessor’s total assets for both balance sheet dates.

The cumulative formation transaction expenses of approximately $4.0 million incurred through March 31, 2012 ($3.7 million deferred as of December 31, 2011 and $0.3 million incurred and deferred during the three months ended March 31, 2012) that were previously deferred will be recorded in the statement of income for the six month period ended June 30, 2012. The cumulative prior period adjustment of approximately $3.7 million as of June 30, 2012 represents an aggregate adjustment of 20.8% and 9.5% of the Predecessor’s net income and FFO, respectively, before adjustment, for the six months ended June 30, 2012.

As noted above, the cumulative prior period adjustment of approximately $3.7 million as of June 30, 2012 represents an aggregate adjustment of 6.6% and 3.8% of the Predecessor’s estimated net income and FFO, respectively, for the year ending December 31, 2012. In evaluating materiality of the error correction, we followed the guidance in ASC 250-10-45-27, Materiality Determination for Correction of an Error, and evaluated the error correction in relation to the estimated income for the full fiscal year 2012 and also to the effect on the trend in earnings. We believe that the correction of the error is not material to the estimated full year income or FFO nor does it materially affect the overall trend in earnings. In evaluating the impact on the trend of earning for the full year basis, we respectfully advise the Staff that we considered the impact of significant overage rental revenue, which is similar to percentage rent, that is recorded in our fourth quarter. As a result, during 2011 a significant portion of our revenue was recorded in the fourth quarter and we expect this will occur again in 2012. In addition, the recording of the expense in the six month period did not result in changing net income or FFO to a net loss position or impact the expectations of our current investors or users of our financial statements about our financial results.

We believe that such amounts are immaterial both quantitatively and qualitatively. Such amounts will be corrected and expensed in the Predecessor’s statement of income for the six months ended June 30, 2012, which covers all entities included in the Predecessor. In accordance with the above referenced guidance in ASC 250, given the significance of correcting the out-of-period error during the current interim period, we plan to include disclosure in our June 30, 2012 financial statements as described below.

For individual financial statements for entities such as Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C., the amounts will be corrected and expensed in their individual financial statements for the nine months ended September 30, 2012.

The Predecessor’s June 30, 2012 interim financial statements will include the following disclosure:

“We determined that approximately $3.7 million of external offering costs that were previously included in deferred offering costs as of December 31, 2011 should have been expensed in the periods incurred since these costs were not directly attributable to the consent solicitation of investors in the existing entities and this IPO but rather related to structuring the formation transaction. Approximately $2.9 million and $0.8 million of such costs were incurred and deferred as of December 31, 2011 and 2010, respectively. Accordingly, formation transaction expenses for the six months ended June 30, 2012 includes a $3.7 million expense related to the correction. Corresponding adjustments of approximately $2.1 million, $0.5 million, and $0.3 million will be made on the financial statements of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C., respectively, for the nine months ended September 30, 2012.”

Your guidance has continued to be helpful to us in reaching the foregoing conclusions, and we hope you are now able to confirm the Staff has no further comment on these matters, so we can promptly proceed accordingly with an amended S-4 and S-11.

Thank you.

Sincerely,

/s/ Andrew Prentice
Andrew Prentice
Chief Accounting Officer
Malkin Holdings LLC

cc:	Tom Kluck
Jessica Barberich
Eric McPhee
Anthony E. Malkin
Thomas N. Keltner, Jr.
David A. Karp
Larry Medvinsky
Steven A. Fishman
Robert W. Lehman
Josh Forgione
Gregory A. Faucette